September  21,  2005

VIA  FACSIMILE  TO  (202)  772-9369  AND  EDGAR
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United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.,  Mail  Stop  7010
Washington,  D.C.  20549

Attention:  Ms.  Pamela  A.  Long

Re:     Xtreme  Companies,  Inc.
File  No.  333-127825

Dear  Ms.  Long:

     Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Xtreme Companies, Inc. (the "Company"), hereby requests that the above-captioned Registration Statement on Form SB-2/A (the "Registration Statement") be accelerated to Wednesday, September 21, 2005 at 5:00 pm EST or as soon as practicable thereafter. We acknowledge that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting our request is very much appreciated. Please call Amy Trombly at (617) 243-0060 if you have any questions or if we can otherwise be of assistance to you.

                                    Very  truly  yours,

                                   /s/ Kevin Ryan
                                   --------------------
                                   Kevin  Ryan
                                   Chief  Executive  Officer

cc:  Amy  Trombly,  Esq.